                                                               EXHIBIT 99.(A)(7)


This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated July 15,
 1997 and the related Letter of Transmittal and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions whose securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of OMC Acquisition Corp. by Chase Securities Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                       13,842,619 SHARES OF COMMON STOCK
                                       OF

                          OUTBOARD MARINE CORPORATION
                                       AT

                               $16 NET PER SHARE
                                       BY

                             OMC ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF

                           DETROIT DIESEL CORPORATION

   OMC Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly-owned subsidiary of Detroit Diesel Corporation, a Delaware corporation ("DDC"), is offering to purchase 13,842,619 shares of Common Stock, par value $0.15 per share (the "Shares"), of Outboard Marine Corporation, a Delaware corporation (the "Company"), at $16 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 15, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").
   The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 8, 1997 (the "Merger Agreement"), among DDC, the Offeror and the Company. The Merger Agreement provides, among other things, that subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Offeror will merge (the "Merger") with and into the Company, with the Company continuing as the surviving corporation. Pursuant to the Merger, each outstanding Share (other than Shares owned by the Company as treasury stock, Shares owned by Offeror or DDC or Shares held by stockholders who perfect their appraisal rights under Delaware law) (the "Exchanged Common Shares") will be converted into and represent the right to receive (1) a fractional share of DDC common stock equal to 4,000,000 divided by the number of Exchanged Common Shares (the "Exchange Ratio") plus (2) a cash payment equal to (i) $16.00 minus (ii) the product of the Exchange Ratio times $25.00, plus (3) in the event the average closing price on the New York Stock Exchange for DDC common stock for the 20 consecutive trading days ending on the fifth trading day prior to the closing date of the merger (the "DDC Closing Date Price") is less than $25.00, then an additional cash payment equal to the product of the Exchange Ratio multiplied by the lesser of (i) $25.00 minus the DDC Closing Date Price or (ii) $6.00.
   Approval of the Merger will require the affirmative vote of two-thirds of the issued and outstanding Shares. If the Offeror acquires the 13,842,619 Shares subject to the Offer it will control over two-thirds of the Shares issued and outstanding as of the date of the Merger Agreement and will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder. However, the Company currently has options outstanding to purchase approximately 1,430,000 Shares, of which approximately 250,000 are exercisable at exercise prices of $16.00 or less per Share. In addition, there are existing convertible debt instruments of the Company convertible into approximately 3,360,000 Shares, at a conversion price of $22.25 per Share. If at the record date relating to the stockholder meeting on the Merger more than 20,763,928 Shares are outstanding, the Offeror will not have sufficient voting power to approve the Merger without the affirmative vote of other holders of Shares in an amount, which together with the Shares held by the Offeror, will constitute at least two-thirds of the then issued and outstanding Shares.
   ALL OF THE MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY (WITH ONE ABSTENTION) APPROVED THE OFFER, THE MERGER, AND THE MERGER AGREEMENT, HAVE DETERMINED THAT THE TERMS OF EACH OF THE OFFER, THE MERGER AND THE MERGER AGREEMENT ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND RECOMMEND THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, AUGUST 11, 1997, UNLESS THE OFFER IS EXTENDED.

   The Offer is conditioned upon, among other things, (i) there being validly tendered by the Expiration Date (as defined below) and not withdrawn at least 13,842,619 Shares, and (ii) satisfaction of certain other terms and conditions. If any of the conditions set forth in the Offer to Purchase that relate to the Offeror's obligations to purchase the Shares are not satisfied by 12:00 Midnight, New York City time, on Monday, August 11, 1997 (or any other time then set as the Expiration Date), the Offeror may, subject to the terms of the Merger Agreement, (i) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer as so extended,
(ii) subject to complying with applicable rules and regulations of the Securities and Exchange Commission accept for payment all Shares so tendered and not extend the Offer, or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders.
   If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or if Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights set forth in the Offer to Purchase, the Depositary may, nevertheless, on behalf of the Offeror, retain tendered Shares and such Shares may not be withdrawn except to the extent that the tendering stockholder is entitled to and duly exercises withdrawal rights as described in
Section 4 of the Offer to Purchase. Any such delay will be followed by an extension of the Offer to the extent required by law.
   If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer (including proration due to tenders of more than 13,842,619 Shares), or if Share certificates are submitted evidencing more Shares than are tendered, Share certificates evidencing unpurchased Shares will be returned without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 of the Offer to Purchase, such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.
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   Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. The term "Expiration Date" for certain purposes and subject to certain limitations, shall mean 12:00 Midnight, New York City time, on Thursday, August 11, 1997, unless the Offeror shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Offeror, shall expire. Unless theretofore accepted for payment as provided in the Offer, Shares tendered pursuant to the Offer may also be withdrawn at any time after September 12, 1997. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder if different from the name of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, the notice of withdrawal must also specify the name and number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notice of withdrawal will be determined by the Offeror, in its sole discretion, and its determination will be final and binding on all parties.
   The Offeror will, upon the terms and subject to the conditions of the Offer, purchase an aggregate of 13,842,619 Shares on a pro rata basis (with adjustments to avoid purchase of fractional Shares) based upon the number of Shares properly tendered on or prior to the Expiration Date and not withdrawn. Due to the difficulty of determining the precise number of Shares properly tendered and not withdrawn, if proration is required, Offeror does not expect to announce the final results of proration or pay for Shares until at least five New York Stock Exchange trading days after the Expiration Date. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information when it becomes available from the Information Agent and may be able to obtain such information from their brokers.
   For purposes of the Offer, the Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when the Offeror gives oral or written notice to the Depositary of the Offeror's acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Offeror and transmitting payment to tendering stockholders. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facilities pursuant to the procedures set forth in the Offer to Purchase and timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other documents required by the Letter of Transmittal or an Agent's Message (as defined in the Offer to Purchase), in the case of a book-entry transfer.
   The Offeror expressly reserves the right, in its sole discretion, at any time or from time to time, subject to applicable law and to the Merger Agreement, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary followed by, as promptly as practicable, a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.
   The information required to be disclosed by Paragraph (e)(1)(vii) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
   The Company has provided to the Offeror its lists of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.
   THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
   Questions and requests for assistance or for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at the Offeror's expense. No fees or commissions will be payable to brokers, dealers or other persons other than the Dealer Manager for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:
                             D. F. KING & CO., INC.

                                77 Water Street
                            New York, New York 10005
                 BANKS AND BROKERS CALL COLLECT: (212) 269-5550
                   ALL OTHERS CALL TOLL FREE: (800) 207-2014

                        The Depositary for the Offer is:
                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

                                    By Mail:
                                 P.O. Box 3305
                           South Hackensack, NJ 07606
                        Attn: Reorganization Department
                             By Overnight Courier:
                               85 Challenger Rd.
                               Mail Drop - Reorg
                           Ridgefield Park, NJ 07660
                        Attn: Reorganization Department
                               By Hand Delivery:
                            120 Broadway, 13th Floor
                               New York, NY 10271
                        Attn: Reorganization Department

                   By Facsimile Transmission: (201) 329-8936
                        (For Eligible Institutions Only)
                    Confirm by Telephone to: (201) 296-4860

                      The Dealer Manager for the Offer is:
                             CHASE SECURITIES INC.

                                270 Park Avenue
                            New York, New York 10017
                                 (212) 270-3939